PRESS RELEASE

Loncor Resources Announces Election of Directors

Toronto, Canada – September 30, 2014 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that the four nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Tuesday, September 30, 2014 were elected at the Meeting as directors of Loncor. The vote was conducted by a show of hands. The detailed results of the votes received by proxy are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	33,768,031	87.25%	4,933,865	12.75%
Arnold T. Kondrat	29,256,393	75.59%	9,445,503	24.41%
Richard J. Lachcik	29,256,393	75.59%	9,445,503	24.41%
William R. Wilson	33,769,231	87.25%	4,932,665	12.75%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has a number of prospecting permits for various minerals including gold over an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration. Loncor also owns or controls 51 exploration permits covering areas in North Kivu province located west of the city of Butembo. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Naomi Nemeth, Investor Relations, T: 1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.